Exhibit 99.2

Interxion Holding NV

Interim report

as at and for the three-month and the six-month periods

ended

June 30, 2013

Schiphol-Rijk, August 7, 2013

Second Quarter Highlights

Financial Highlights

—	Revenue increased by 13% to €76.5 million (Q2 2012: €68.0 million)

—	Big 4 reporting segment recurring revenue increased by 18% to €45.2 million (Q2 2012: €38.4 million)

—	Adjusted EBITDA increased by 18% to €32.7 million (Q2 2012: €27.8 million)

—	Adjusted EBITDA margin increased to 42.8% (Q2 2012: 40.8%)

—	Net profit was €6.6 million (Q2 2012: €8.7 million)

—	Capital expenditure, including intangible assets, was €28.8 million

—	Debt structure refinanced subsequent to quarter end to reduce interest costs and extend maturities.

Operating Highlights

—	Expansion projects in Copenhagen and Stockholm completed

—	Equipped Space increased by 800 square metres in Q2 2013 to 78,900 square metres

—	Revenue Generating Space increased by 1,200 square metres in Q2 2013 to 58,200 square metres

—	Utilisation Rate at the end of the quarter increased to 74%

—	New expansion projects in Stockholm, Vienna, and Zurich announced today.

Quarterly Review

Revenue in the second quarter of 2013 was €76.5 million, a 13% increase over the second quarter of 2012 and 3% up on the first quarter of 2013. Recurring revenue, which was 94% of total revenue, was €72.2 million, a 15% increase over the second quarter of 2012 and 2% up on the first quarter of 2013. Recurring revenue in the Big 4 markets was €45.2 million, an 18% increase over the second quarter of 2012 and 2% up on the first quarter of 2013.

Cost of sales in the second quarter of 2013 was €31.3 million, an 11% increase over the second quarter of 2012 and 6% up on the first quarter of 2013.

Gross profit was €45.2 million in the second quarter 2013, a 14% increase over the second quarter of 2012 and 1% up on the first quarter of 2013. Gross profit margin in the second quarter of 2013 was 59.1%, compared with 58.5% in the same quarter of 2012 and 60.2% in the first quarter of 2013.

Sales and marketing costs in the second quarter 2013 were €5.5 million, an 18% increase over the second quarter of 2012 and equal to the first quarter of 2013.

2	Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change

General and administrative costs1 in the second quarter 2013 were €7.0 million, a decrease of 5% compared with the second quarter of 2012 and 8% down from the first quarter of 2013. Depreciation and amortisation in the second quarter 2013 was €14.9 million, a 46% increase over the second quarter of 2012 and 6% up on the first quarter of 2013.

Net financing costs in the second quarter of 2013 were €7.3 million, an increase of 89% compared with the second quarter of 2012, and 14% up on the first quarter of 2013, and was primarily the result of a reduction in capitalised interest in the quarter.

Net profit was €6.6 million in the second quarter 2013, a decrease of 24% compared with the second quarter of 2012, while earnings per share were €0.10 on a weighted average of 69.4 million diluted shares, compared with €0.13 on a weighted average of 68.0 million diluted shares in the second quarter of 2012.

Adjusted EBITDA in the second quarter of 2013 was €32.7 million, up 18% year-on-year. Adjusted EBITDA margin increased to 42.8%, compared with 40.8% in the second quarter of 2012.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €24.1 million in the second quarter 2013 compared to €29.4 million in the second quarter 2012. Capital expenditure, including intangible assets, was €28.8 million in the second quarter of 2013, compared to €42.6 million in the second quarter 2012.

Cash and cash equivalents were €59.8 million at 30 June 2013, down from €68.7 million at year-end 2012. Total borrowings were €304.0 million at the end of the second quarter 2013 compared with €288.1 million at the end of 2012. During the quarter, the company entered into a €6.0 million mortgage in connection with one of its data centres in Amsterdam.

On July 3, 2013, after the quarter ended, Interxion closed a refinancing transaction that replaced its €260 million 9.50% Senior Secured Notes with €325 million 6.00% Senior Secured Notes and replaced its €60.0 million revolving credit facility with a €100.0 million revolving credit facility.

Equipped Space at the end of the second quarter 2013 was 78,900 square metres, compared with 65,300 square metres at the end of the second quarter of 2012 and 78,100 square metres at the end of the first quarter of 2013. Revenue Generating Space at the end of the second quarter 2013 was 58,200 square metres, compared with 48,600 square metres at the end of the second quarter of 2012 and 57,000 square metres at the end of the first quarter of 2013. Utilisation rate, the ratio of Revenue Generating Space to Equipped Space, was 74% at the end of the quarter, the same as the second quarter of 2012 and up from 73% at the end of the first quarter of 2013.

Interxion is expanding three other data centres in its Rest of Europe segment:

In Stockholm, Interxion is constructing the second phase of STO 2 (STO 2.2) in response to continued demand in Stockholm. STO 2.2 will provide approximately 500 square metres of Equipped Space and is scheduled to be operational in the first quarter of 2014;

1 excluding depreciation, amortisation, impairments, increase/(decrease) in provision for onerous lease contracts, and share-based payments

Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change	3

In Vienna, Interxion has constructed the fourth phase of VIE 1 (VIE 1.4) due to continued demand from financial services and cloud communities of interest. VIE 1.4 became operational in the third quarter of 2013 and provides approximately 400 square metres of Equipped Space;

In Zurich, Interxion is constructing the fourth phase of ZUR 1 (ZUR 1.4) in response to continued demand. ZUR 1.4 will provide approximately 500 square metres of Equipped Space and is scheduled to become operational in the fourth quarter of 2013.

The capital expenditure associated with these projects is approximately €11 million and are included in the company’s 2013 capex guidance.

4	Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud- and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 34 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 450 fixed and mobile carriers and ISPs and 18 European Internet exchanges, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change	5

Further Information for Noteholders

The interim report was prepared in accordance with the indenture (the “Indenture”) dated as of 3 July 2013 among Interxion Holding N.V., as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as Trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as Security Trustee. The Deed of Pledge of Shares was granted in connection with the Indenture and the Revolving credit facility agreement dated 17 June 2013 by and among Interxion Holding N.V., the guarantors thereunder, ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centers and data center expansions, significant competition, the cost and supply of electrical power, data center industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million revolving credit facility and our €260 million 9.50% Senior Secured Notes due 2017 as well as the €100 million revolving credit facility and €325 million 6.00% Senior Secured Notes that were closed on 3 July 2013. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this press release.

6	Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change

Consolidated Interim Income Statement

		For the three months ended		For the six months ended

	Note	Jun 30, 2013 €’000	Jun 30, 2012 €’000	Jun 30, 2013 €’000	Jun 30, 2012 €’000

Revenue	5	76,527	68,004	150,906	133,816

Cost of sales	5	(31,294)	(28,230)	(60,909)	(54,729)

Gross profit		45,233	39,774	89,997	79,087

Other income	5	70	114	193	232

Sales and marketing costs	5	(5,492)	(4,664)	(10,987)	(9,514)

General and administrative costs	5	(22,751)	(18,493)	(45,367)	(36,014)

Operating profit		17,060	16,731	33,836	33,791

Finance income	6	150	304	232	517

Finance costs	6	(7,480)	(4,180)	(14,013)	(8,828)

Profit before taxation		9,730	12,855	20,055	25,480

Income tax expense	7	(3,130)	(4,131)	(6,485)	(8,060)

Profit for the period attributable to		6,600	8,724	13,570	17,420

Earnings per share

Basic earnings per share: (€)		0.10	0.13	0.20	0.26

Diluted earnings per share: (€)		0.10	0.13	0.20	0.26

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change	7

Consolidated Interim Statement of Comprehensive Income

	For the three months ended		For the six months ended
	Jun 30, 2013 €’000	Jun 30, 2012 €’000	Jun 30, 2013 €’000	Jun 30, 2012 €’000

Profit for the period attributable to shareholders	6,600	8,724	13,570	17,420

Other comprehensive income

Items that are or may be reclassified subsequently to profit or loss:

Foreign currency translation differences	(2,018)	3,291	(4,555)	3,841

Effective portion of changes in fair value of cash flow hedge	78	–	78	–

Tax on items that are or may be reclassified subsequently to profit or loss	300	(733)	790	(829)

Other comprehensive income (loss) for the period, net of tax	(1,640)	2,558	(3,687)	3,012

Total comprehensive income (loss) recognised in the period attributable to shareholders	4,960	11,282	9,883	20,432

The accompanying notes form an integral part of these consolidated interim financial statements.

8	Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change

Consolidated Interim Statement of Financial Position

As at	Note	Jun 30, 2013 €’000	Dec 31, 2012 €’000

Non-current assets

Property, plant and equipment	8	639,788	620,931

Intangible assets		18,055	18,638

Deferred tax assets		28,957	30,376

Financial fixed assets		774	774

Other non-current assets		4,679	4,959

		692,253	675,678

Current assets

Trade and other current assets		86,102	74,854

Cash and cash equivalents		59,843	68,692

		145,945	143,546

Total assets		838,198	819,224

Shareholders’ equity

Share capital		6,867	6,818

Share premium		482,128	477,326

Foreign currency translation reserve		5,665	9,403

Hedging Reserve		51	–

Accumulated deficit		(104,403)	(117,973)

		390,308	375,574

Non-current liabilities

Trade payables and other liabilities		11,097	11,194

Deferred tax liabilities		2,605	2,414

Provision for onerous lease contracts		6,426	7,848

Borrowings		302,191	288,085

		322,319	309,541

Current liabilities

Trade payables and other liabilities		115,644	127,778

Income tax liabilities		4,193	2,301

Provision for onerous lease contracts		3,948	3,978

Borrowings		1,786	52

		125,571	134,109

Total liabilities		447,890	443,650

Total liabilities and shareholders’ equity		838,198	819,224

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change	9

Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumulated deficit	Total equity

	€’000	€’000	€’000	€’000	€’000	€’000

Balance at January 1, 2013	6,818	477,326	9,403	–	(117,973)	375,574

Profit for the period	–	–	–	–	13,570	13,570

Other comprehensive income, net of tax	–	–	(3,738)	51	–	(3,687)

Total comprehensive	–	–	(3,738)	51	13,570	9,883

Exercise of options	49	3,199	–		–	3,248

Share-based payments	–	1,603	–	–	–	1,603

Transactions with owners of the Company recognized directly in equity	49	4,802	–	–	–	4,851

Balance at June 30, 2013	6,867	482,128	5,665	51	(104,403)	390,308

Balance at January 1, 2012	6,613	466,166	7,386	–	(149,604)	330,561

Profit for the period	–	–	–	–	17,420	17,420

Other comprehensive income, net of tax	–	–	3,012	–	–	3,012

Total comprehensive	–	–	3,012	–	17,420	20,432

Exercise of options	147	4,957	–	–	–	5,104

Share-based payments	–	1,652	–	–	–	1,652

Transactions with owners of the Company recognized directly in equity	147	6,609	–	–	–	6,756

Balance at June 30, 2012	6,760	472,775	10,398	–	(132,184)	357,749

The accompanying notes form an integral part of these consolidated interim financial statements.

10	Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change

Consolidated Interim Statement of Cash Flows

	For the three months ended		For the six months ended

	Jun 30, 2013 €’000	Jun 30, 2012 €’000	Jun 30, 2013 €’000	Jun 30, 2012 €’000

Profit for the period	6,600	8,724	13,570	17,420

Depreciation, amortization and impairments	14,916	10,236	28,927	19,891

Unwinding provision for onerous lease contracts	(805)	(794)	(1,631)	(1,579)

Share-based payments	825	913	1,834	1,652

Net finance expense	7,330	3,876	13,781	8,311

Income tax expense	3,130	4,131	6,485	8,060

	31,996	27,086	62,966	53,755

Movements in trade and other current assets	(2,017)	3,142	(8,804)	(3,785)

Movements in trade and other liabilities	(5,882)	(862)	(6,470)	4,815

Cash generated from operations	24,097	29,366	47,692	54,785

Interest paid	(1,140)	(157)	(11,171)	(10,131)

Interest received	2	172	287	320

Income tax paid	(1,634)	(1,591)	(2,070)	(2,302)

Net cash flows from operating activities	21,325	27,790	34,738	42,672

Cash flows from investing activities

Purchase of property, plant and equipment	(28,553)	(41,528)	(59,473)	(101,223)

Purchase of intangible assets	(226)	(1,044)	(2,095)	(2,449)

Acquisition financial asset	–	–	–	(774)

Net cash flows from investing activities	(28,779)	(42,572)	(61,568)	(104,446)

Cash flows from financing activities

Proceeds from exercised options	1,132	2,554	2,743	5,104

Proceeds from mortgages	5,703	–	15,324	–

Senior Secured Notes and Revolving Credit Facility	–	(955)	–	(955)

Other borrowings	(12)	(624)	(25)	(681)

Net cash flows from financing activities	6,823	975	18,042	3,468

Effect of exchange rate changes on cash	(52)	113	(61)	123

Net movement in cash and cash equivalents	(683)	(13,694)	(8,849)	(58,183)

Cash and cash equivalents, beginning of period	60,526	98,180	68,692	142,669

Cash and cash equivalents, end of period	59,843	84,486	59,843	84,486

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change	11

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Consolidated Interim Financial Statements of the Company as at and for the three and six month periods ended June 30, 2013 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centers.

2	Basis of preparation

a) Statement of compliance

The Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended December 31, 2012; these are contained in the 2012 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on April 26, 2013, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended December 31, 2012 in the 2012 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

12	Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change

3	Significant accounting policies

The accounting policies applied by the Group in these Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended December 31, 2012 in the 2012 Annual Report (Form 20-F) including new Standards and Interpretations effective as of January 1, 2013. Compared with the accounting principles as applied in the 2012 financial statements these new Standards and Interpretations did not have a significant impact on the financial position or performance of the Group.

IAS 1 Presentation of financial statements (2011 amendment)

The new amendment requires separation of items presented in Other comprehensive income into two groups, based on whether or not they can be recycled into the Statement of Income in future periods. The application of this amendment impacts presentation and disclosures only. Comparative information has been re-presented.

IFRS 13 Fair value Measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements. The Company has included additional disclosures in note 9. IFRS 13 has no material impact on the measurement of the Company’s assets and liabilities.

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2012 Annual Report (Form 20-F).

5	Information by segment

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change	13

For the three months ended June 30, 2013	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total

	€’000	€’000	€’000	€’000	€’000

Recurring revenue	45,187	27,007	72,194	–	72,194

Non-recurring revenue	3,064	1,269	4,333	–	4,333

Revenue	48,251	28,276	76,527	–	76,527

Cost of sales	(18,299)	(10,907)	(29,206)	(2,088)	(31,294)

Gross profit/(loss)	29,952	17,369	47,321	(2,088)	45,233

Other income	70	–	70	–	70

Sales and marketing costs	(1,736)	(1,172)	(2,908)	(2,584)	(5,492)

Total general and administrative costs	(11,972)	(5,955)	(17,927)	(4,824)	(22,751)

Operating profit/(loss)	16,314	10,242	26,556	(9,496)	17,060

Net finance expense					(7,330)

Profit before tax					9,730

Total assets	567,593	203,229	770,822	67,376	838,198
Total liabilities	131,080	39,935	171,015	276,875	447,890
Capital expenditure, including intangible assets*	(21,028)	(7,305)	(28,333)	(446)	(28,779)
Depreciation, amortization, impairments	(9,784)	(4,411)	(14,195)	(721)	(14,916)
Adjusted EBITDA	26,037	14,727	40,764	(8,033)	32,731

For the three months ended June 30, 2012	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total

	€’000	€’000	€’000	€’000	€’000

Recurring revenue	38,446	24,421	62,867	–	62,867

Non-recurring revenue	3,907	1,230	5,137	–	5,137

Revenue	42,353	25,651	68,004	–	68,004

Cost of sales	(16,876)	(9,872)	(26,748)	(1,482)	(28,230)

Gross profit/(loss)	25,477	15,779	41,256	(1,482)	39,774

Other income	114	–	114	–	114

Sales and marketing costs	(1,358)	(1,022)	(2,380)	(2,284)	(4,664)

Total general and administrative costs	(8,229)	(5,271)	(13,500)	(4,993)	(18,493)

Operating profit/(loss)	16,004	9,486	25,490	(8,759)	16,731

Net finance expense					(3,876)

Profit before tax					12,855

Total assets	494,213	189,219	683,432	91,306	774,738

Total liabilities	99,136	40,837	139,973	277,016	416,989

Capital expenditure, including intangible assets*	(34,562)	(6,848)	(41,410)	(1,162)	(42,572)

Depreciation, amortization, impairments	(5,776)	(3,883)	(9,659)	(577)	(10,236)

Adjusted EBITDA	21,828	13,476	35,304	(7,538)	27,766

*Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

14	Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change

For the six months ended June 30, 2013	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total

	€’000	€’000	€’000	€’000	€’000
Recurring revenue	89,635	53,515	143,150	–	143,150
Non-recurring revenue	5,202	2,554	7,756	–	7,756
Revenue	94,837	56,069	150,906	–	150,906
Cost of sales	(35,459)	(21,655)	(57,114)	(3,795)	(60,909)

Gross profit/(loss)	59,378	34,414	93,792	(3,795)	89,997
Other income	193	–	193	–	193
Sales and marketing costs	(3,507)	(2,386)	(5,893)	(5,094)	(10,987)
Total general and administrative costs	(23,838)	(11,611)	(35,449)	(9,918)	(45,367)

Operating profit/(loss)	32,226	20,417	52,643	(18,807)	33,836
Net finance expense					(13,781)

Profit before tax					20,055

Total assets	567,593	203,229	770,822	67,376	838,198
Total liabilities	131,080	39,935	171,015	276,875	447,890
Capital expenditure, including intangible assets*	(41,721)	(18,554)	(60,275)	(1,293)	(61,568)
Depreciation, amortization, impairments	(18,907)	(8,594)	(27,501)	(1,426)	(28,927)
Adjusted EBITDA	51,204	29,191	80,395	(15,991)	64,404

For the six months ended June 30, 2012	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total

	€’000	€’000	€’000	€’000	€’000
Recurring revenue	76,459	48,687	125,146	–	125,146
Non-recurring revenue	6,199	2,471	8,670	–	8,670
Revenue	82,658	51,158	133,816	–	133,816
Cost of sales	(31,956)	(19,726)	(51,682)	(3,047)	(54,729)

Gross profit/(loss)	50,702	31,432	82,134	(3,047)	79,087
Other income	232	–	232	–	232
Sales and marketing costs	(2,776)	(1,973)	(4,749)	(4,765)	(9,514)
Total general and administrative costs	(15,945)	(10,278)	(26,223)	(9,791)	(36,014)

Operating profit/(loss)	32,213	19,181	51,394	(17,603)	33,791
Net finance expense					(8,311)

Profit before tax					25,480

Total assets	494,213	189,219	683,432	91,306	774,738
Total liabilities	99,136	40,837	139,973	277,016	416,989
Capital expenditure, including intangible assets*	(87,055)	(14,771)	(101,826)	(1,846)	(103,672)
Depreciation, amortization, impairments	(11,101)	(7,489)	(18,590)	(1,301)	(19,891)
Adjusted EBITDA	43,405	26,884	70,289	(15,187)	55,102

*Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change	15

Reconciliation to adjusted EBITDA

	For the three months ended		For the six months ended

Consolidated	Jun 30, 2013 €’000	Jun 30, 2012 €’000	Jun 30, 2013 €’000	Jun 30, 2012 €’000

Profit for the period attributable to shareholders	6,600	8,724	13,570	17,420

Income tax expense	3,130	4,131	6,485	8,060

Profit before taxation	9,730	12,855	20,055	25,480

Finance income	(150)	(304)	(232)	(517)

Finance expense	7,480	4,180	14,013	8,828

Operating profit	17,060	16,731	33,836	33,791

Depreciation, amortization and impairments	14,916	10,236	28,927	19,891

EBITDA(1)	31,976	26,967	62,763	53,682

Share-based payments	825	913	1,834	1,652

Income from sub-leases of unused data centre	(70)	(114)	(193)	(232)

Adjusted EBITDA(1)	32,731	27,766	64,404	55,102

	For the three months ended		For the six months ended

FR, DE, NL and UK	Jun 30, 2013 €’000	Jun 30, 2012 €’000	Jun 30, 2013 €’000	Jun 30, 2012 €’000

Operating profit	16,314	16,004	32,226	32,213

Depreciation, amortization and impairments	9,784	5,776	18,907	11,101

EBITDA(1)	26,098	21,780	51,133	43,314

Share-based payments	9	162	264	323

Income from sub-leases of unused data centre	(70)	(114)	(193)	(232)

Adjusted EBITDA(1)	26,037	21,828	51,204	43,405

16	Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change

	For the three months ended		For the six months ended
	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Rest of Europe	€’000	€’000	€’000	€’000

Operating profit	10,242	9,486	20,417	19,181
Depreciation, amortization and impairments	4,411	3,883	8,594	7,489

EBITDA(1)	14,653	13,369	29,011	26,670
Share-based payments	74	107	180	214

Adjusted EBITDA(1)	14,727	13,476	29,191	26,884

	For the three months ended		For the six months ended
	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Corporate and other	€’000	€’000	€’000	€’000

Operating profit/(loss)	(9,496)	(8,759)	(18,807)	(17,603)
Depreciation, amortization and impairments	721	577	1,426	1,301

EBITDA(1)	(8,775)	(8,182)	(17,381)	(16,302)
Share-based payments	742	644	1,390	1,115

Adjusted EBITDA(1)	(8,033)	(7,538)	(15,991)	(15,187)

(1)	EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data center sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving credit facility and €325 million 6.00% Senior Secured Notes due 2020. However, other companies may present EBITDA and Adjusted EBITDA differently.
EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change	17

6	Finance income and expense

	For the three months ended		For the six months ended

	Jun 30, 2013 €’000	Jun 30, 2012 €’000	Jun 30, 2013 €’000	Jun 30, 2012 €’000

Bank and other interest	150	304	232	517

Finance income	150	304	232	517

Interest expense on Senior Security Notes, bank and other loans	(6,330)	(3,635)	(12,135)	(7,740)

Interest expense on finance leases	(452)	(7)	(732)	(15)

Interest expense on provision for onerous lease contracts	(87)	(109)	(179)	(225)

Other financial expenses	(344)	(315)	(658)	(664)

Foreign currency exchange losses	(267)	(114)	(309)	(184)

Finance expense	(7,480)	(4,180)	(14,013)	(8,828)

Net finance expense	(7,330)	(3,876)	(13,781)	(8,311)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

7	Income tax expense

The Group’s consolidated effective tax rate of 32%, in respect of continuing operations for the three and six months ended June 30, 2013 and June 30, 2012, was affected by non-tax-deductible share-based payment expenses.

8	Property, plant and equipment

Acquisitions

During the three and six months ended June 30, 2013, the Group acquired data-center-related assets at a cost of €33,700,000 and €51,000,000 respectively (three and six months ended June 30, 2012: €42,200,000 and €100,100,000).

Capitalized interest relating to borrowing costs for the three and six months ended June 30, 2013 amounted to €285,000 and €1,023,000 respectively (three and six months ended June 30, 2012: €2,797,000 and €5,173,000). The cash effect of the interest capitalized for the three and six months ended June 30, 2013 amounted to nil and €3,032,000 respectively, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three and six months ended June 30, 2012: nil and €2,890,000).

Capital commitments

At June 30, 2013, the Group had outstanding capital commitments totalling €41,500,000. These commitments are expected to be substantially settled during the remainder of 2013.

18	Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change

9	Financial Instruments

Fair values versus carrying amounts

As of June 30, 2013, the market price of the Senior Secured Notes due 2017 was 109.9 (June 30, 2012: 111.6; December 31, 2012: 112.05). Using this market price, the fair value of theSenior Secured Notes due 2017 would have been approximately €285.8 million (June 30, 2012: €290.2 million; December 31, 2012: €291.3 million) compared to its nominal value of €260 million and and carrying amount of € 256.7 million.

The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair values and hierarchy

As at June 30, 2013, there are no liabilities related to financial instruments which are carried at fair value.

The company uses three levels of valuation method as defined below:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At June 30, 2013, the Group had a financial asset carried at fair value, its investment in Istream Planet Inc., and a cash flow hedge to hedge an interest rate risk.

June 30, 2013	Level 1	Level 2	Level 3

Cash flow hedge	—	78	—

Financial asset	—	—	774

December 31, 2012	Level 1	Level 2	Level 3

Financial asset	—	—	774

No significant changes in levels of hierarchy, or transfers between levels, have occurred in the reporting period. The fair value of the cash flow hedge as per June 30, 2013 was based on broker quotes.

10	Borrowings

Mortgage financings

On January 18, 2013, the Group completed two mortgage financings totalling €10 million. The loans are secured by mortgages on the PAR3 land owned by Interxion Real Estate II Sarl and the PAR5 land owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly instalments in an aggregate amount of

Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change	19

€167,000 commencing on April 18, 2013. The mortgages have a maturity of fifteen years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of 10 years.

On June 26, 2013, the Group completed a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing May 1, 2014 and a final repayment of €4,400,000 due on May 1, 2018. The mortgage loan has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on operations of Interxion Real Estate V B.V.

Senior Secured Notes due 2017

On June 3, 2013, the Company announced an offer to purchase for cash any and all of its outstanding euro-denominated 9.50% Senior Secured Notes due 2017.

On June 28, 2013, holders of €256,962,000 aggregate principal amount of the Senior Secured Notes due 2017, representing 98.8% of the outstanding Notes, had validly tendered their Notes.

The total consideration for each €1,000 principal amount of the Senior Secured Notes due 2017 validly tendered prior to the consent deadline was €1,102 and after the consent deadline €1,092 plus the accrued and unpaid interest up to, but not including, the day of settlement.

On July 3, 2013, the tender was completed and the Company discharged its obligations with respect to the remaining €3,038,000 outstanding Senior Secured Notes due 2017 not purchased in the offer in accordance with the satisfaction and discharge provisions of the indenture governing the Senior Secured Notes due 2017. These Notes were redeemed on August 2, 2013 at a redemption price equal to a “make-whole” amount of €1,094 for each €1,000 principal amount, as calculated in accordance with the terms of the indenture governing the Senior Secured Notes due 2017, plus accrued and unpaid interest up to, but not including, the redemption date.

The total redemption fees amounted to approximately €26.5 million.

On June 30, 2013 the purchase of the Senior Secured Notes due 2017 was not committed or guaranteed, and was conditional upon the completion of issuance of the Senior Secured Notes due 2020. Therefore, the Senior Secured Notes due 2017 are presented as non-current borrowings as at June 30, 2013.

€60 Million Revolving Credit Facility

In the six months period ended June 30, 2013, the revolving credit facility remained undrawn.

Senior Secured Notes due 2020

On July 3, 2013, the Company issued an aggregate principal amount of €325 million 6.00% Senior Secured Notes due 2020.

The net proceeds of the offering were used to purchase all of the Senior Secured Notes due 2017 which were tendered in the offer for those notes and to redeem the Senior Secured Notes due 2017 which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums and for other general corporate purposes.

The 6.00% Senior Secured Notes are governed by an indenture dated July 3, 2013, among the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary negative covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant

20	Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change liens, make restricted payments and sell assets. The negative covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio to exceed 2.00.

The obligations under the 6.00% Senior Secured Notes are guaranteed by certain of the Company’s subsidiaries.

At any time on or after July 15, 2016, the Company may redeem all or part of the Senior Secured Notes at the following redemption prices (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the twelve-month period commencing on July 15, of the years set forth below:

Year	Redemption price
2016	104.500%
2017	103.000%
2018	101.500%
2019 and thereafter	100.000%

The company has other optional redemption rights as follows:

—

Prior to July 15, 2016, the Company may during each 12 month period redeem up to 10% of the aggregate principal amount of the Senior Secured Notes at a redemption price equal to 103.000% of the principal amount redeemed plus accrued and unpaid interest, if any, to the applicable redemption date;

—

On or prior to July 15, 2016, the company may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes with the net cash proceeds from specified equity offerings at a redemption price equal to 106.000% of the principal amount redeemed plus accrued and unpaid interest, if any, to the redemption date;

Redeem all or part of the Senior Secured Notes at a redemption price of 100% of the principal amount thereof, plus a make whole amount determined in accordance with the indenture governing the Senior Secured Notes, plus accrued and unpaid interest, if any, to the redemption date.

€100 Million Revolving Credit Facility

On June 17, 2013, the Company entered into a new €100 million revolving credit facility with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee.

On July 3, 2013, in connection with the issuance of the €325 million 6.00% million Senior Secured Notes due 2020, all conditions precedent to the utilization of this revolving credit facility were satisfied.

The €100 million revolving facility agreement contains a financial covenant requiring the Company not to exceed a ratio of 4.00:1 of consolidated total net debt to pro forma EBITDA (as defined in the revolving facility agreement) at the end of each quarter. The revolving facility agreement contains restrictive covenants that are substantially similar to those contained in the indenture for the Senior Secured Notes due 2020.

If the balance sheet as at June 30, 2013 had been adjusted for completion of the Senior Secured Notes due 2020, the Company net debt ratio stood at 2.28.

Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change	21

11	Related party transactions

On June 27, 2012, the Annual General Meeting of Shareholders approved to grant 5,000 options to the non-executive directors, Mr Baker, Mr Manning and Mr Van Luijk. In the first quarter of 2013 these options where formally granted at an exercise price of $ 18.01.

In addition, in the first quarter of 2013, 20,000 options have been granted to key management at an exercise price of $ 10.00.

On June 26, 2013, the Annual General Meeting of Shareholders approved that each non-executive director will be awarded restricted shares equivalent to a value of €40,000 under the terms and conditions of the Company’s 2013 International Equity Based Incentive Plan. As at June 30, 2013 these were not formally granted.

12	Subsequent events

As further described in Note 10 of this interim report, the tender was completed on July 3, 2013 and the Company discharged its obligations with respect to the remaining (€3,038,000) outstanding Senior Secured Notes due 2017 not purchased in the offer in accordance with the satisfaction and discharge provisions of the indenture. Those Notes were redeemed on August 2, 2013 at a redemption price equal to a “make-whole” amount of €1,094 for each €1,000 principal amount, as calculated in accordance with the terms of the indenture, plus accrued and unpaid interest up to, but not including, the redemption date.

On July 3, 2013, in connection with the issuance of the €325 million 6.00% Senior Secured Notes due 2020, all conditions precedent to the utilization of the new €100 million revolving credit facility were satisfied.

As a result of this refinancing, the Company incurred refinancing costs of approximately €31 million of which €26.5 million in cash is related to the tender, redemption and consent fees for the Senior Secured Notes due 2017 and €4.5 million non-cash expenses from the deferred financing costs related to the former €60 million Revolving Credit Facility and the unamortized costs of the Senior Secured Notes due 2017. The total net cash proceeds from the refinancing, excluding payment of accrued interest up to redemption date to the holders of the 9.50% Senior Secured Notes, were approximately €29.3 million.

22	Interim Report: Three and Six-month periods ended June 30, 2013 This Interim Report is unaudited and may be subject to change